UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

AVANT Immunotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

053491205

 (CUSIP Number)

Dr. Raj Parekh
Chairman
Lorantis Holdings Limited
Salisbury House Station Road
Cambridge, UK
442079322100

With a Copy to:

William P. Oberdorf
LeClairRyan
Two Penn Plaza East
Newark, New Jersey 07105
(973) 491-3600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916101

1.	Names of Reporting Persons Lorantis Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,811,147

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,811,147

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of AVANT Immunotherapeutics, Inc., a Delaware corporation (“AVANT”). AVANT’s principal executive offices are located at 119 Fourth Avenue, Needham, Massachusetts 02494.

Item 2.    Identity and Background

This statement is filed by Lorantis Holdings Limited, a corporation organized under the laws of the United Kingdom (“Lorantis” or the “Reporting Person”). Lorantis was a holding company for Lorantis Limited, which was acquired by Celldex Therapeutics, Inc.(“Celldex”) in a stock exchange in which the Reporting Person acquired 6,800,000 Class A shares of Celldex. Lorantis’s principal place of business and executive offices are located at Lorantis Holdings Limited, Salisbury House Station Road, Cambridge, UK, CB1 2L

 The name, business address, principal occupation and citizenship of each director of the Reporting Person is as set forth on Appendix A attached hereto.

During the past five years, neither Lorantis nor, to Lorantis’s knowledge, any of the directors of Lorantis, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On March 7, 2008, AVANT announced the closing of a business combination transaction (the “Merger”) pursuant to a certain Agreement and Plan of Merger, dated October 19, 2007 (the “Merger Agreement”) by and among AVANT, Callisto Merger Corporation (“Callisto”), a wholly-owned subsidiary of AVANT, and Celldex.  Pursuant to the terms of the Merger Agreement, Callisto merged with and into Celldex, with Celldex as the surviving company and a wholly-owned subsidiary of AVANT.  Lorantis owned approximately 33.8% of Celldex prior to the Merger and, as a result of the Merger and pursuant to the terms of the Merger Agreement, Lorantis received approximately 4.96 shares of AVANT’s Common Stock in exchange for each share it held in Celldex prior to the Merger, subject to adjustment to account for a 1-for-12 reverse stock split approved by AVANT’S board of directors on the closing date of the Merger Agreement.  As a result of the Merger and pursuant to the terms of the Merger Agreement, Lorantis was issued 2,811,147 shares of AVANT Common Stock in exchange for the shares it previously held in Celldex.

Item 4.    Purpose of Transaction

The shares of Common Stock owned by Lorantis were acquired as the result of the Merger described in Item 3 above.  Lorantis holds such shares of Common Stock for investment purposes but will likely liquidate and distribute such shares to its shareholders in the near future. The Board has already recommended liquidation to the shareholders, who will vote on the matter.

As part of the terms of the Merger Agreement, AVANT assumed Celldex’s obligations with respect to each outstanding option to purchase shares of Celldex common stock under Celldex’s 2005 Equity Incentive Plan.  Prior to the closing of the Merger, Raj Parekh and Khawar Mann of Celldex and members of the Board of Directors of Lorantis, held options to purchase shares of Celldex common stock which was assumed by AVANT and is exercisable for up to 17,879 and approximately 11,000 shares of AVANT Common Stock (on a post-split basis), respectively.

Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(1)    the acquisition by any person of additional securities of AVANT or the disposition of additional securities of AVANT;

(2)    an extraordinary corporate transaction such as a merger, reorganization or liquidation of AVANT, involving AVANT or any of its subsidiaries;

(3)    the sale or transfer of a material amount of assets of AVANT or any of its subsidiaries;

(4)    any change in the present board of directors or management of AVANT;

(5)    any material change in AVANT’s present capitalization or dividend policy;

(6)    any other material change in AVANT’s business or corporate structure;

(7)    changes in AVANT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AVANT by any person;

(8)    causing a class of securities of AVANT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)    a class of securities of AVANT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)   any action similar to any of those enumerated above.

Although there is no present intention to do so (other than through the contemplated liquidation), the Reporting Person and/or any person named on Appendix A attached hereto may decide to make additional purchases or dispose of its Common Stock in the future either in the open market or in private transactions, subject to its or their evaluation of the AVANT’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person or any person named on Appendix A attached hereto, prospects for the respective business’ of the Reporting Person or any person named on Appendix A attached hereto, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person or any person named on Appendix A attached hereto, at any time, may decide to change its or his intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock, although neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named on Appendix A attached hereto has any current intention to do so.

Item 5.    Interest in Securities of the Issuer

(a) - (b)
Set forth below is information concerning the beneficial ownership of AVANT Common Stock, as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act, by the Reporting Person and each other person for which disclosure is required under this Schedule 13D pursuant to General Instruction C.

Lorantis, Inc.
Beneficial Ownership	2,811,147

Percentage of Class	18.8%

Sole Voting Power	2,811,147

Shared Voting Power	-0-

Sole Dispositive Power	2,811,147

Shared Dispositive Power	-0-

Except as noted in the above table, none of the individuals listed on Appendix A hereto beneficially own any securities of AVANT.

Lorantis may be deemed to have sole voting power and the sole power to dispose of the Common Stock acquired by Lorantis in the Merger. To the extent that each of Lorantis’s directors may be deemed to share the power to vote (and direct the vote of) or dispose of (or direct the disposition of) the shares of Common Stock owned of record by Lorantis, each such director disclaims beneficial ownership of the shares of Common Stock owned by Lorantis.

(c)  Except as otherwise described in this Schedule 13D, there have been no transactions in the Common Stock of AVANT by the Reporting Person or any of its executive officers or directors in the sixty days prior to the date of filing this Schedule 13D.

(d)  Lorantis‘ shareholders may have the right to receive or direct receipt of dividends or proceeds from the sale of AVANT securities by Lorantis. Apax WW Nominees Ltd, by virtue of its ownership interest in Lorantis might have the right to receive or direct receipt of dividends paid upon, or proceeds from the sale by, Lorantis of AVANT stock, with respect to approximately 8.9% of AVANT’s outstanding common stock.. Apax WW Nominees Ltd is wholly owned by Apax Europe Managers, a company organized under the laws of England, the purpose of which is to serve as the discretionary investment manager of various private equity funds.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

Under the terms of the Merger Agreement, Lorantis and each continuing executive officer and director of AVANT and Celldex were required to deliver to AVANT a “lock-up” agreement (each, a “Lock-up Agreement”). Pursuant to Lorantis’s Lock-up Agreement, the shares of Common Stock issued to Lorantis in the Merger may not be, directly or indirectly, sold for a period of six months following completion of the Merger, with certain exceptions. Raj Parekh may not, directly or indirectly, sell any shares of Common Stock, including any shares of Common Stock issuable upon exercise of his option, during the six month period following the closing of the Merger, with certain exceptions.  The description contained in this Schedule 13D of each Lock-up Agreement is qualified in its entirety by reference to the full text of each Lock-up Agreement, a copy of which is incorporated by reference in this Schedule 13D — See Exhibits 99.2 and 99.3.

The Reporting Person is contemplating liquidating. in April 2008 (the Board has voted to recommend such liquidation to the shareholders). In the event of such liquidation, shares will be distributed by the liquidator to the shareholders of Reporting Person.

Board Representative

Pursuant to the Merger Agreement, Raj Parekh was designated as a member of AVANT’s board of directors simultaneous with the closing of the Merger.

Item 7.    Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
99.1†	Agreement and Plan of Merger dated as of October 19, 2007 by and among AVANT Immunotherapeutics, Inc., Callisto Merger Corporation and Celldex Therapeutics, Inc.

99.2	Lock-up Agreement between Lorantis, Inc. and AVANT Immunotherapeutics, Inc.

99.3	Lock-up Agreement between Raj Parekh and AVANT Immunotherapeutics, Inc.

† Incorporated by reference to Annex A of the Registration Statement on Form S-4 (File No. 333-148291), filed by AVANT Immunotherapeutics, Inc. with the SEC on December 21, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LORANTIS HOLDINGS LIMITED

Date: March 25, 2008	/s/ Raj Parekh
Raj Parekh
Chairman

APPENDIX A

LIST OF DIRECTORS OF LORANTIS HOLDINGS, LTD.

Directors of Lorantis, Holdings Limited

Raj Parekh (Chairman) Address: Alchester House, Langford Lane, near Wendlebury, Oxon, UK OX25 2NS Principal Employment: General Partner, Advent Ventures Partners Citizenship UK

KhawarMann
Address 15 Portland Place, London, England W1B 1PT, United Kingdom
Principal Employment: Mr. Mann is a Partner of Apax Europe Managers, which serves as the discretionary investment manager of various private equity funds.
Citizenship: UK

Genghis Lloyd-Harris
Address: Wellintgton House, East Road, Cambridge, UK CB1 1BH
Principal Employment: Mr. Lloyd Harris is a Partner of Abingworth Management, Ltd., a venture capital firm in the United Kingdom
Citizenship:UK

Graham Boulnois Address71 Kingsway London, WC2B 6ST Principal Employment: Mr. Boulnois is a partner of SV Life Sciences, a venture capital manager and advisor Citizenship: UK

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1†	Agreement and Plan of Merger dated as of October 19, 2007 by an d among AVANT Immunotherapeutics, Inc., Callisto Merger Corporation and Celldex Therapeutics, Inc.

99.2	Lock-up Agreement between Lorantis, Inc. and AVANT Immunotherapeutics, Inc.

99.3	Lock-up Agreement between Raj Parekh and AVANT Immunotherapeutics, Inc.

† Incorporated by reference to Annex A of the Registration Statement on Form S-4 (File No. 333-148291), filed by AVANT Immunotherapeutics, Inc. with the SEC on December 21, 2007.